Former 'Bachelor' Jason Mesnick and Chris Dalto Join The Real Brokerage

Addition brings top-producing Seattle real estate team to Real

TORONTO & NEW YORK - November 29, 2023 - The Real Brokerage Inc. (NASDAQ:

REAX), the fastest-growing publicly traded real estate brokerage, announced today that MDG Residential, led by former star of The Bachelor Jason Mesnick and Chris Dalto have joined the company. The nine-agent team has closed 75 transactions valued in excess of $100 million in home sales since joining forces just over a year ago.

"We are excited to welcome Jason, Chris and the entire MDG Residential team to Real," said Real President Sharran Srivatsaa. "MDG's mantra of serving buyers and sellers throughout Seattle with honesty, integrity and grit with the client always coming out on top aligns with our mission at Real. I'm looking forward to seeing them continue to grow as part of our team."

Mesnick, who was the first single dad to star in The Bachelor, brings more than a decade of real estate experience to Real. During this time, he has ranked as the top real estate professional in Kirkland, Wash., having sold more than 500 homes, including the most expensive condo in the history of Seattle. He partnered with his wife, Molly, a long-time Seattle radio personality from 2013 to 2021, prior to teaming with Dalto in the fall of 2022. In addition to the Mesnicks and Dalto, the team includes Monica Church, Jason Sass, Montana Preston, Devin Leon, Tyler Morgan and RaeAnne Marcum.

"We are real people selling real estate. We've been following the company for more than a year, and have been impressed with the authenticity of everyone we've met. It's what drew us to Real," Mesnick said. "Real offers an opportunity for us to continue to serve our clients while collaborating with and learning from thought leaders throughout North America."

Dalto began his real estate career in 2020, following three years as a Bellevue, Wash., police officer. During his first full year as an agent, he closed more than 45 transactions, earning the distinction of Rookie of the Year. Seattle's 425 Business named Dalto to its 30 Under 30 cohort of young professionals in 2022.

"I was attracted to the Real community. It gives us the ability to learn from others and have them learn from us," Dalto said, adding that the company's revenue sharing opportunities are an attractive way of tapping into the team's social media presence to build long-term wealth.

The team has amassed a strong social media presence with more than two million followers across Instagram, YouTube and Facebook. Dalto ranks as the top Seattle agent on Instagram with 23,000 followers.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence throughout the U.S. and Canada, Real supports more than 12,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses.

Forward-Looking Information

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Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

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Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221